July 2, 2008
Via EDGAR and by courier
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C. 20549

RE:	Hypercom Corporation
Registration Statement on Form S-3
Filed on May 16, 2008
File No. 333-150953
Dear Ms. Jacobs:
     This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 12, 2008, to Hypercom Corporation (the “Company”) regarding the Registration Statement on Form S-3, File No. 333-150953 (the “Registration Statement”).
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Registration Statement on Form S-3, together with a copy that is marked to show the changes from the initial filing.
General
     Staff Comment:
     1. We note that the acquisition of certain direct or indirect wholly owned subsidiaries of Thales on April 1, 2008 appears to be greater than 50% significant based on the significance test of Rule 1-02(w) of Regulation S-X. Tell us what consideration you gave to providing historical and pro forma financial statements of the business acquired in your registration statement pursuant to Rule 3-05 and Article 11 of Regulation S-X. Refer to the SEC Regulations Committee Meeting minutes dated July 10, 2007.

Securities and Exchange Commission
July 2, 2008

     Company Response:
     The Company acknowledges the Staff’s comment and has provided historical and pro forma financial statements of the business acquired in its Current Report on Form 8-K/A (File No. 001-13521) timely filed on June 16, 2008 in accordance with applicable SEC rules.
     Staff Comment:
     2. We note your response letter dated May 23, 2008 with respect to our comments issued April 24, 2008 regarding your Form 10-K for the Fiscal Year Ended December 31, 2007 filed March 14, 2008 (File No. 001-13521). We further note that you incorporate by reference your Form 10-K into your Form S-3. Comments with respect to the Form 10-K must be resolved prior to the desired effective date.
     Company Response:
     The Company acknowledges the Staff’s comment and understands that the S-3 will not be declared effective until after the SEC issues a “no further comments” letter with respect to the Company’s Form 10-K filing for Fiscal Year Ended December 31, 2007. The Company’s General Counsel, Doug Reich, received a voicemail on June 20, 2008 from Michael F. Johnson, Staff Attorney with the Division of Corporation Finance, indicating that no further comments to the aforementioned Form 10-K would be forthcoming.
     Staff Comment:
     3. The information required by Item 503 of Regulation S-K should be set forth following the cover page of your prospectus. Refer to Part I, Item 3, of Form S-3.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement as requested by the Staff.
     Staff Comment:
     4. Please amend your filing to include a description of the cashless exercise feature of the warrant held by the selling shareholder. Refer to Item 202(c)(5) of Regulation S-K.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to include a description of the cashless exercise feature of the warrant.

Securities and Exchange Commission
July 2, 2008

Undertakings, page 2
     Staff Comment:
     5. Please advise us as to why you have not included the undertakings required by Item 512(a)(5) of Regulation S-K.
     Company Response:
     In response to the Staff’s comment, the Company has amended the Registration Statement to include the undertakings required by Item 512(a)(5) of Regulation S-K.
*  *  *  *
     If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 642-5055.

Sincerely, Hypercom Corporation
/s/ Douglas J. Reich
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Enclosures

cc:	Michael F. Johnson, Division of Corporation Finance
Philippe Tartavull
Robert Vreeland
Shawn Rathje
DLA Piper US LLP
     Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)